Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated 24 February 2007, with respect to the balance sheets of Platinum Research Organization, Inc. (the “Company”) as of 31 December 2006 and 2005, the related statements of operations and cash flows for the year ended 31 December 2006 and for the period from the date of inception on 13 May 2005 to 31 December 2005, and the statements of operations, cash flows and changes in stockholders’ equity for the period from the date of inception on 13 May 2005 to 31 December 2006 in the Form S-1 of the Company dated 13 May 2008.

/s/ James Stafford
Chartered Accountants

Vancouver, Canada
May 13, 2008